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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Foamex International Inc.
_____________________________________________________
(Name of Issuer)

Common Stock, par value $0.01 per share
____________________________________________________
(Title of Class Securities)

344123104
_______________________________________________________
(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)
Copies to:

Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
333 Main Street
Armonk, NY 10504

October 13, 2006
________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as follows:

As previously reported, an informal ad hoc committee of certain holders of equity securities in the Issuer (the “Ad Hoc Committee”) has been formed in connection with the Issuer’s bankruptcy proceedings. Laminar is a member of the Ad Hoc Committee, which is comprised of D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”), Sigma Capital Management, LLC (“Sigma”), Par IV Capital Management LLC (“Par IV”), and Paloma International L.P. (“Paloma”, and collectively, the “Ad Hoc Committee Members”), with Goldman, Sachs & Co. (“Goldman”) acting as an observer. The Ad Hoc Committee Members and Goldman (together with the Ad Hoc Committee Members, the “Equityholders”) may be deemed to be members of a group within the meaning of Rule 13d-5(b) with respect to its interests in equity securities of the Issuer.

According to the Issuer’s Form 10-Q filed on September 5, 2006, the total number of outstanding shares of common stock in the Issuer (“Common Stock”), as of August 25, 2006, was 24,564,062 shares. Laminar beneficially owns 3,388,426 shares of Common Stock and 15,000 shares of preferred stock in the Issuer (which shares are convertible into 1,500,000 shares of Common Stock). Based upon previously filed Schedules 13D and amendments thereto on file as of the date of this Schedule 13D filed separately by each other Equityholder: Goldman beneficially owns 19.8% of the Common Stock; Sigma beneficially owns 9.4% of the Common Stock, Sunrise Partners Limited Partnership (“Sunrise”) beneficially owns 3.6% of the Common Stock; and Par IV beneficially owns 3.6% of the Common Stock.

On October 13, 2006, the Equityholders or certain of their affiliates (collectively, the “Significant Equityholders”) and the Issuer entered into an Equity Commitment Agreement (the “Equity Commitment Agreement”). The following summary of the Equity Commitment Agreement is not a complete description of the agreement and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Pursuant to the Equity Commitment Agreement, and subject to the terms and conditions thereof (including approval by the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”)), the Issuer shall conduct a rights offering (the “Rights Offering”) in conjunction with and pursuant to a plan of reorganization (in form and substance reasonably acceptable to the Significant Equityholders, the “First Amended Plan”) to generate gross proceeds of $150 million (the “Rights Offering Amount”). Under the Rights Offering, each holder of Common Stock would be offered the right to purchase up to 2.56 shares of Common Stock (the “Additional Common Stock”) in the Reorganized Company (as defined in the Equity Commitment Agreement) for each share of Common Stock owned by such holder in exchange for a cash payment equal to $2.25 per share (the “Additional Common Stock Purchase Price”) and each holder of preferred stock in the Issuer would be offered the right to purchase up to 255.78 shares of Additional Common Stock for each share of preferred stock owned by such holder in exchange for a cash payment equal to the Additional Common Stock Purchase Price per share.

The Equity Commitment Agreement further provides that the Significant Equityholders shall enter into a Put Option Agreement (as defined in the Equity Commitment Agreement) pursuant to which the Significant Equityholders will sell a put option (the “Put Option”) under which the Issuer may require the Significant Equityholders to purchase New Preferred Stock (as defined in the Equity Commitment Agreement) in the Reorganized Company to the extent the existing stockholders do not exercise all of their rights to purchase shares of Additional Common Stock pursuant to the Rights Offering. In addition, as a condition precedent to the Significant Equityholders’ obligations under the Put Option, the First Amended Plan shall provide that the Issuer shall sell a call option (the “Call Option”) under which the Significant Equityholders would have the option to purchase shares of Additional Common Stock at a per share price equal to the Additional Common Stock Purchase Price for each right that is not exercised under the Rights Offering, up to a maximum aggregate purchase price of the Rights Offering Amount less the amount of proceeds generated by the Rights Offering. The First Amended Plan shall also provide that a Call Option Premium (as defined in the Equity Commitment Agreement) in the amount of $2.0 million is payable by the Significant Equityholders to the Issuer unless either (i) a Termination Event (as defined in the Equity Commitment Agreement) occurs or (ii) the Issuer agrees to enter into a Competing Transaction (as defined in the Equity Commitment Agreement). The Put Option would not be exercisable in the event that the Significant Equityholders exercised the Call Option as is to be set forth in the First Amended Plan.

In consideration for the Put Option, and subject to Bankruptcy Court approval, the Issuer will pay the Significant Equityholders an aggregate option premium of up to $9.5 million in immediately available funds (the “Put Option Premium”), payable in the following manner: (i) $2.0 million shall be paid no later than three (3) business days after the Bankruptcy Court enters an order approving the Equity Commitment Agreement; (ii) $2.5 million shall be paid on the date that the Bankruptcy Court enters an order approving a Competing Transaction; (iii) $5.5 million shall be paid upon the occurrence of certain Termination Events; and (iv) $7.5 million shall be paid on the Effective Date (as defined in the Equity Commitment Agreement) of the First Amended Plan if the Equity Commitment Agreement is not otherwise terminated earlier and remains in full force and effect.

If the transactions contemplated by the Equity Commitment Agreement are consummated, the Issuer shall utilize the proceeds of the sale of the Additional Common Stock and the New Preferred Stock, as the case may be, to fund payments under the First Amended Plan, to pay the expenses of the Rights Offering, to pay the balance of the Put Option Premium that becomes due and payable on the Effective Date and to fund the Reorganized Company’s working capital requirements on the Effective Date.

In addition, on October 13, 2006, the Significant Equityholders entered into an agreement (the “Pro Rata Agreement”) providing that the rights and obligations among the Significant Equityholders in connection with the Equity Commitment Agreement (including, without limitation, with respect to the Put Option and the Call Option) shall be apportioned among the Significant Equityholders in the following manner: Laminar (41.4%); Goldman (35.2%); Sigma (16.6%); Par IV (3.4%); and Sunrise (3.4%).

Laminar has met, and reserves the right to continue to meet, with the Issuer’s board of directors, management and advisers from time to time to discuss the Issuer’s business and reorganization plan under Chapter 11, its prospects and strategies, as well as various financing and structuring alternatives that may be available. Laminar may work with the Issuer and/or the Issuer’s advisors, other equityholders, creditors and other constituents to develop plans or proposals for the Issuer, including, without limitation, the First Amended Plan. Laminar has not been retained by the Issuer or any other person to perform these services. These plans or proposals may involve or relate to one or more of the matters described in this Item 4 of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Equity Commitment Agreement (including the exhibits attached thereto) and the Pro Rata Agreement are filed as Exhibit 3 and Exhibit 4 hereto, respectively, and are incorporated by reference in their entirety into this Item 6.

Item 7.  Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3
Equity Commitment Agreement, dated as of October 13, 2006, by and among D. E. Shaw Laminar Portfolios, L.L.C., Goldman, Sachs & Co., Par IV Master Fund, Ltd., Sunrise Partners Limited Partnership, Sigma Capital Associates, LLC, and the Issuer.

Exhibit 4
Pro Rata Agreement, dated as of October 13, 2006, by and among D. E. Shaw Laminar Portfolios, L.L.C., Goldman, Sachs & Co., Par IV Master Fund Ltd., Sunrise Partners Limited Partnership, and Sigma Capital Associates, LLC.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.
Dated: October 18, 2006

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C. BY: D. E. SHAW & CO., L.L.C.,
as managing member

By: /s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.P.

By: /s/Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

D. E. SHAW & CO., L.L.C.

By:  /s/ Julius Gaudio
Name: Julius Gaudio
Title: Managing Director

DAVID E. SHAW

By: /s/ Julius Gaudio
Name: Julius Gaudio
Title: Attorney-in-Fact for David E.Shaw